November 7, 2024

Karina M. Fedasz
Interim Chief Financial Officer
Onconetix, Inc.
201 E. Fifth Street, Suite 1900
Cincinnati, Ohio 45202

        Re: Onconetix, Inc.
            Registration Statement on Form S-1
            Filed November 1, 2024
            File No. 333-282959
Dear Karina M. Fedasz:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jessica Yuan, Esq.